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COMMISSION FILE NUMBER 0-24993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: July 3, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WPT Enterprises, Inc.

Full Name of Registrant

Former Name if Applicable

5700 Wilshire Boulevard, Suite 350

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On June 23, 2005, Deloitte & Touche, LLP resigned as the Company’s independent registered public accounting firm and therefore did not review the Company’s financial statements in the Company’s preparation of the filing of its Quarterly Report on Form 10-Q for the second quarter of 2005 (the “10-Q”). On August 16, 2005, the Company engaged Piercy Bowler Taylor & Kern (“PBTK”) as the Company’s independent registered public accounting firm. PBTK will not be able to complete its review of the Company’s financial statements by the required filing date for the 10-Q of August 17, 2005, without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Martin R. Rosenbaum	(672)	672-8326

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☒   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☒   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report that revenues for the three and six months ended July 3, 2005 were greater than revenues from the prior year periods as there were significantly more product licensing and international television distribution revenues than in prior periods. This is due to more World Poker Tour (“WPT”) licensed product being distributed and sold in the marketplace and greater television distribution in more territories. Cost of revenues during the three and six months ended July 3, 2005 were significantly higher than the prior year periods as the 2005 periods included costs associated with the production of both the WPT television series and the Professional Poker Tour television series (the “PPT”) compared to only WPT television series production costs in the prior periods. Selling and administrative expenses during the three and six months ended July 3, 2005 were greater than those in the prior year periods as there were higher headcount costs, product licensing commissions and legal and audit fees incurred during the 2005 period associated with business development, increased product licensing revenues and growth related to becoming an independent public company. As expenses have increased more rapidly than revenues, primarily due to the production costs associated with the PPT, the Company expects to report a net loss for the second quarter of 2005.
     The Company is not in a position to quantify these results as our auditors have yet to complete their review procedures.

WPT Enterprises, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2005	By	/s/ W. Todd Steele
W. Todd Steele Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.